TSX, NYSE - HBM
2022 No. 6

25 York Street, Suite 800 Toronto, Ontario Canada M5J 2V5 tel 416 362-8181 fax 416 362-7844 hudbay.com	News Release

Hudbay Announces First Quarter 2022 Results

Toronto, Ontario, May 9, 2022 - Hudbay Minerals Inc. ("Hudbay" or the "company") (TSX, NYSE:HBM) today released its first quarter 2022 financial results. All amounts are in U.S. dollars, unless otherwise noted.

First Quarter Operating and Financial Results

  Consolidated production in the first quarter was 24,702 tonnes of copper and 53,956 ounces of gold. Cash cost and sustaining cash cost[i] per pound of copper produced, net of by-product credits, were $1.11 and $2.29, respectively.
  Full year 2022 production and cost guidance reaffirmed as first quarter production was in line with quarterly cadence expectations and Hudbay achieved strong unit operating cost performance despite the inflationary environment.
  Peru's operations in the first quarter were impacted by COVID-19 related employee absenteeism and high rainfalls resulting in reduced Pampacancha production relative to the fourth quarter of 2021, as well as a semi-annual scheduled mill maintenance period in January.
  Manitoba achieved first quarter gold production of 43,167 ounces at a cash cost per ounce of gold produced, net of by-product creditsi, of $416 as New Britannia's gold metallurgical recoveries improved significantly relative to previous months. Manitoba sales volumes were impacted by the availability of railcars during the quarter, with excess inventory of approximately 7,000 tonnes of copper concentrate containing high gold content and 6 million pounds of refined zinc at the end of the quarter, collectively valued at approximately $45 million.
  First quarter net earnings and earnings per share were $63.8 million and $0.24, respectively. After adjusting for a non-cash gain of $79.9 million mostly related to a quarterly revaluation of the Flin Flon environmental provision given higher long term risk-free discount rates, amongst other items, first quarter adjusted net earningsi per share were $0.02.
  Operating cash flow before change in non-cash working capital was $77.1 million and adjusted EBITDAi was $110.2 million in the first quarter of 2022, benefiting from strong realized base metals prices but negatively impacted by the temporary buildup of unsold inventory in Manitoba.
  Cash and cash equivalents decreased during the first quarter to $213.4 million, as at March 31, 2022, mainly as a result of $55.9 million of sustaining capital investments, $31.9 million of interest payments and an $18.6 million partial repayment of the gold prepay liability, partially offset by cash generated from operations, which was negatively impacted by limited railcar availability leading to an inventory buildup in Manitoba.

Executing on Growth Initiatives

• The Copper World preliminary economic assessment is nearing completion and is expected to reflect a two-phase mine plan contemplating the development of the Copper World deposits in conjunction with an alternative plan for the Rosemont deposit.

• In April 2022, the New Britannia mill consistently achieved throughput greater than 1,500 tonnes per day after scheduled rod mill liner maintenance was completed in the first quarter.

TSX, NYSE - HBM
2022 No. 6

• Announced annual reserve and resource update with mineral reserve growth replacing close to 100% of 2021 mining depletion and extending the mine life at each of Constancia and Snow Lake by one year to 2038.

• Significant exploration activity continues across the business with seven drill rigs now turning at the Copper World site to conduct infill and extension drilling and to support future economic studies, winter drilling campaigns recently completed in the Snow Lake region and at the Flin Flon tailings facility, and the advancement of exploration initiatives in Peru.

"We maintained steady operations during the first quarter despite being faced with a number of external challenges, including COVID-related absenteeism, extreme weather conditions and inflationary cost pressures," said Peter Kukielski, President and Chief Executive Officer. "This led to strong unit cost performance which is a testament to our effective risk management systems and focus on operating efficiencies. We have seen strong performance from the New Britannia mill in Manitoba and we are on track to mine the significantly higher grades in Peru later this year. As such, we have reaffirmed our 2022 production and cost guidance. We look forward to continuing to advance our world-class project pipeline, including the release of a robust PEA on our Copper World project in the second quarter."

Summary of First Quarter Results

Consolidated copper production in the first quarter of 2022 was 24,702 tonnes, in line with expected quarterly cadence for the year. Consolidated gold production decreased by 16% compared to the fourth quarter, primarily due to lower gold production in Peru as COVID-19 related absenteeism and high rainfalls limited production from the Pampacancha pit during the quarter. Consolidated zinc production in the first quarter was 4% lower than the fourth quarter primarily due to lower zinc grades at Lalor and 777.

Consolidated cash cost per pound of copper produced, net of by-product creditsi, in the first quarter of 2022 was $1.11, compared to $0.51 in fourth quarter of 2021. This increase was a result of higher milling costs and lower copper production in Peru and higher general and administrative costs in Manitoba, partially offset by slightly higher by-product credits per pound. Consolidated sustaining cash cost per pound of copper produced, net of by-product creditsi, was $2.29 in the first quarter of 2022 compared to $1.95 in the fourth quarter. This increase was primarily due to the same reasons outlined above, partially offset by lower sustaining capital expenditures and capitalized exploration. Both measures were slightly above the company's 2022 guidance ranges primarily as a result of the by-product credit impact from lower sales volumes in the first quarter, as described below, and therefore, consolidated cash cost and sustaining cash cost are expected to decline in future quarters to within the 2022 guidance ranges with higher expected copper production and contributions from precious metal by-product credits.

In the first quarter of 2022, Peru and Manitoba maintained steady operations with unit operating cost performance of $12.37 per tonne and C$176 per tonne, respectively, in line with the 2022 guidance ranges. This strong cost performance was achieved despite continuing to experience broad based inflationary pressures caused by higher input prices for many services and consumables, such as power, fuel, grinding media, freight and insurance, leading to higher than budgeted operating costs during the first quarter of 2022. The company also continues to face intermittent operational, labour and travel disruptions with periodic waves of COVID-19 cases.

Cash generated from operating activities in the first quarter of 2022 decreased to $63.6 million compared to $95.8 million in the fourth quarter of 2021. Operating cash flow before change in non-cash working capital was $77.1 million during the first quarter of 2022, compared to $156.9 million in the fourth quarter 2021. These decreases were due to lower sales volumes for copper, gold and zinc, primarily as a result of limited railcar availability in Manitoba as detailed below, partially offset by higher silver sales volumes and higher base metals realized prices.

TSX, NYSE - HBM
2022 No. 6

As previously announced, first quarter Manitoba sales were impacted by limited railcar availability resulting in approximately 7,000 tonnes of copper concentrate inventory containing high gold content, and 6 million pounds of refined zinc inventory in excess of normal operating levels. Had the excess copper concentrate and zinc inventory been sold during the first quarter, Hudbay would have realized approximately $45 million of incremental revenue, assuming end of quarter commodity prices. The above quantities are expected to be recognized as revenue and converted to cash as inventory levels are drawn down over the next several months with increased railcar access as weather conditions improve.

Net earnings and earnings per share in the first quarter of 2022 were $63.8 million and $0.24, respectively, compared to a net loss and loss per share of $10.5 million and $0.04, respectively, in the fourth quarter of 2021. First quarter earnings benefited from a non-cash gain of $79.9 million mostly related to the quarterly revaluation of the Flin Flon environmental provision, which was impacted by rising long term risk-free discount rates. With Flin Flon operations closing in June of this year and given the long-term nature of the reclamation cash flows, quarterly revaluation of the corresponding environmental provision remains highly sensitive to changes in long-term risk-free discount rates and, as such, the company expects to continue to experience quarterly environmental provision revaluations. The quarterly financial results were also negatively impacted by $10.5 million in non-cash mark-to-market losses arising from the revaluation of the gold prepayment liability, among other items.

Adjusted net earningsi and adjusted net earnings per sharei in the first quarter of 2022 were $5.2 million and $0.02 per share, respectively, after adjusting for the non-cash gain related to the revaluation of the environmental provision, among other items. This compares to an adjusted net earnings and adjusted net earnings per share of $32.7 million, and $0.13 per share in fourth quarter of 2021. First quarter adjusted EBITDAi was $110.2 million, compared to $180.3 million in the fourth quarter of 2021, primarily as a result of the same factors affecting operating cash flow noted above.

As at March 31, 2022, the company's liquidity includes $213.4 million in cash as well as undrawn availability of $357.5 million under its revolving credit facilities. The company expects that the current liquidity combined with cash flow from operations will be sufficient to meet its liquidity needs for the foreseeable future. Given the elevated inventory levels in Manitoba at the end of the first quarter and the positive expected quarterly production cadence, the company projects its cash balance to grow throughout the remainder of the year based on current commodity prices.

Consolidated Financial Condition ($000s)	Mar. 31, 2022	Dec. 31, 2021	Mar. 31, 2021
Cash	213,359	270,989	310,564
Total long-term debt	1,181,119	1,180,274	1,180,798
Net debt[1]	967,760	909,285	870,234
Working capital[2]	161,846	147,512	236,281
Total assets	4,538,214	4,616,231	4,549,196
Equity	1,561,978	1,476,828	1,660,250

1 Net debt is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

2 Working capital is determined as total current assets less total current liabilities as defined under IFRS and disclosed on the consolidated financial statements

TSX, NYSE - HBM
2022 No. 6

Consolidated Financial Performance		Three Months Ended
		Mar. 31, 2022	Dec. 31, 2021	Mar. 31, 2021
Revenue	$000s	378,619	425,170	313,624
Cost of sales	$000s	293,351	343,426	261,112
Earnings (loss) before tax	$000s	88,861	(149)	(69,592)
Earnings (loss)	$000s	63,815	(10,453)	(60,102)
Basic and diluted earnings (loss) per share	$/share	0.24	(0.04)	(0.23)
Adjusted earnings (loss) per share[1]	$/share	0.02	0.13	(0.06)
Operating cash flow before change in non-cash working capital	$ millions	77.1	156.9	90.7
Adjusted EBITDA[1]	$ millions	110.2	180.3	104.2
[1] Adjusted earnings (loss) per share and adjusted EBITDA are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

Consolidated Production and Cost Performance		Three Months Ended
		Mar. 31, 2022	Dec. 31, 2021	Mar. 31, 2021
Contained metal in concentrate and doré produced[1]
Copper	tonnes	24,702	28,198	24,553
Gold	ounces	53,956	64,159	35,500
Silver	ounces	784,357	899,713	696,673
Zinc	tonnes	22,252	23,207	27,940
Molybdenum	tonnes	207	275	294
Payable metal sold
Copper	tonnes	20,609	24,959	20,929
Gold[2]	ounces	48,343	56,927	25,383
Silver[2]	ounces	864,591	638,640	509,760
Zinc[3]	tonnes	17,306	21,112	28,343
Molybdenum	tonnes	213	245	284
Consolidated cash cost per pound of copper produced[4]
Cash cost	$/lb	1.11	0.51	1.04
Peru	$/lb	1.54	1.28	1.82
Manitoba	$/lb	(0.40)	(2.77)	(1.04)
Sustaining cash cost	$/lb	2.29	1.95	2.16
Peru	$/lb	2.27	2.46	2.36
Manitoba	$/lb	2.33	(0.23)	1.62
All-in sustaining cash cost	$/lb	2.54	2.20	2.37

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms.

2 Includes total payable gold and silver in concentrate and in doré sold.

3 Includes refined zinc metal and payable zinc in concentrate sold.

4 Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

TSX, NYSE - HBM
2022 No. 6

Peru Operations Review

Peru Operations		Three Months Ended
		Mar. 31, 2022	Dec. 31, 2021	Mar. 31, 2021
Constancia ore mined[1]	tonnes	6,908,151	7,742,469	7,747,466
Copper	%	0.32	0.33	0.30
Gold	g/tonne	0.04	0.04	0.04
Silver	g/tonne	3.22	2.81	2.90
Molybdenum	%	0.01	0.01	0.01
Pampacancha ore mined[1]	tonnes	847,306	2,107,196	-
Copper	%	0.27	0.27	-
Gold	g/tonne	0.43	0.34	-
Silver	g/tonne	4.06	4.26	-
Molybdenum	%	0.01	0.01	-
Ore milled	tonnes	7,213,833	8,048,925	6,362,752
Copper	%	0.31	0.33	0.33
Gold	g/tonne	0.08	0.11	0.04
Silver	g/tonne	3.26	3.67	2.84
Molybdenum		0.01	0.01	0.01
Copper recovery	%	85.3	86.0	84.1
Gold recovery	%	59.8	63.6	52.0
Silver recovery	%	66.9	60.8	69.9
Molybdenum recovery	%	21.1	26.7	33.4
Contained metal in concentrate
Copper	tonnes	19,166	22,856	17,827
Gold	ounces	10,789	17,917	4,638
Silver	ounces	505,568	578,140	405,714
Molybdenum	tonnes	207	275	294
Payable metal sold
Copper	tonnes	16,825	20,551	14,836
Gold	ounces	14,452	16,304	2,963
Silver	ounces	636,133	380,712	337,612
Molybdenum	tonnes	213	245	284
Combined unit operating cost[2,3,4]	$/tonne	12.37	9.96	11.74
Cash cost[4]	$/lb	1.54	1.28	1.82
Sustaining cash cost[3,4]	$/lb	2.27	2.46	2.36

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

2 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

3 Excludes approximately $2.3 million, or $0.32 per tonne, of COVID-19 related costs during the three months ended March 31, 2022, $4.1 million, or $0.51 per tonne, of COVID-related costs during the three months ended December 31, 2021 and $4.6 million, or $0.72 per tonne, during the three months ended March 31, 2021.

4 Combined unit cost, cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

The Peru operations were impacted by the COVID-19 Omicron variant during January and February of 2022, resulting in high employee absenteeism which had a direct impact on the quarter's production. Despite the high absenteeism, COVID-19 containment costs have decreased considerably as the severity of the variant appears lower and COVID-19 protocols have been modified to align with recommended public health measures. Full year production of all metals and costs in Peru are expected to be within guidance ranges for 2022.

TSX, NYSE - HBM
2022 No. 6

During the first quarter of 2022, the Constancia operations produced 19,166 tonnes of copper, 10,789 ounces of gold, 505,568 ounces of silver and 207 tonnes of molybdenum. Production of all metals was lower than the fourth quarter of 2021 primarily due to a planned semi-annual mill maintenance shutdown in January and lower grades. As previously disclosed, full year production in Peru is expected to benefit from significantly higher grades in the fourth quarter of 2022.

Total ore mined declined during the first quarter of 2022, relative to the fourth quarter of 2021, due to high rainfalls and labour shortages, which resulted in delays affecting the water management system and lower production from Pampacancha. Ore milled during the first quarter of 2022 was lower compared to the fourth quarter of 2021 due to the planned mill maintenance shutdown in January. Milled copper grades and recoveries were lower than the previous quarter's levels but were consistent with the mine plan. Milled gold grades and recoveries were lower than the previous quarter due to a lower contribution of Pampacancha ore in the quarter.

Combined mine, mill and G&A unit operating costs in the first quarter of 2022 were $12.37 per tonne, and higher than the fourth quarter of 2021, primarily due to continued inflationary pressures on consumables and energy costs and fewer tonnes of ore milled due to the planned mill maintenance shutdown. Hudbay experienced unbudgeted inflationary pressure on costs in the first quarter of 2022 as a result of higher fuel prices, higher power prices, higher steel prices affecting grinding media costs, higher community costs and higher insurance costs. Despite these inflationary cost pressures, full year unit operating costs in Peru are expected to be within the 2022 guidance range.

Peru's cash cost per pound of copper produced, net of by-product credits, in the first quarter of 2022 was $1.54, higher than the fourth quarter primarily due to higher milling costs and lower copper production. Cash costs in the first quarter were above the upper end of the 2022 guidance range in part due to lower production and higher costs related to the scheduled semi-annual plant maintenance shutdown in the quarter. Cash cost per pound of copper produced, net of by-product credits, is expected to decline and full year cash costs are expected to remain within the 2022 guidance range with higher expected copper production and contributions from precious metal by-product credits later this year.

Peru's sustaining cash cost per pound of copper produced, net of by-product credits, in the first quarter of 2022 improved to $2.27, compared to $2.46 in the fourth quarter, as lower sustaining capital expenditures and lower capitalized exploration more than offset the higher milling costs and lower production in the quarter.

TSX, NYSE - HBM
2022 No. 6

Manitoba Operations Review

Manitoba Operations Three Months Ended
		Mar. 31, 2022	Dec. 31, 2021	Mar. 31, 2021
Lalor ore mined	tonnes	386,752	422,208	421,602
Copper	%	0.80	0.78	0.57
Zinc	%	4.06	4.19	5.20
Gold	g/tonne	3.76	3.92	2.67
Silver	g/tonne	22.94	30.35	22.75
777 ore mined	tonnes	258,069	266,744	275,260
Copper	%	1.19	1.13	2.06
Zinc	%	4.12	4.16	4.00
Gold	g/tonne	1.69	1.80	2.39
Silver	g/tonne	21.05	25.02	29.32
Stall Concentrator & New Britannia Mill:
Ore milled	tonnes	397,301	419,727	361,344
Copper	%	0.82	0.75	0.60
Zinc	%	4.24	4.12	5.53
Gold	g/tonne	3.87	3.90	2.57
Silver	g/tonne	23.16	30.07	23.40
Copper recovery	%	87.5	88.7	85.7
Zinc recovery	%	85.7	87.4	91.1
Gold recovery	%	58.4	54.6	57.5
Silver recovery	%	60.0	53.9	56.2
Flin Flon Concentrator:
Ore milled	tonnes	254,032	262,565	283,386
Copper	%	1.20	1.12	1.88
Zinc	%	4.13	4.16	4.20
Gold	g/tonne	1.70	1.78	2.34
Silver	g/tonne	21.23	25.04	28.01
Copper recovery	%	87.6	86.7	91.3
Zinc recovery	%	83.2	83.1	81.8
Gold recovery	%	57.7	59.2	64.0
Silver recovery	%	52.5	45.6	54.1
Total contained metal in concentrate
Copper	tonnes	5,536	5,342	6,726
Zinc	tonnes	22,252	23,207	27,940
Gold	ounces	36,887	37,644	30,862
Silver	ounces	268,743	315,054	290,959
Total metal in doré
Gold	ounces	6,280	8,598	-
Silver	ounces	10,046	6,519	-
Total payable metal sold
Copper	tonnes	3,784	4,408	6,093
Zinc[1]	tonnes	17,306	21,112	28,343
Gold[2]	ounces	33,891	40,623	22,420
Silver[2]	ounces	228,458	257,928	172,148
Combined unit operating cost[3,4]	C$/tonne	176	168	151
Gold cash cost[4,5]	$/oz	416	-	-
Gold sustaining cash cost[4,5]	$/oz	1,187	-	-

1 Includes refined zinc metal sold and payable zinc in concentrate sold.

2 Includes total payable precious metals in concentrate and in doré sold.

3 Reflects combined mine, mill and G&A costs per tonne of ore milled.

4 Combined unit cost, cash cost and sustaining cash cost per ounce of gold produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

5 Cash cost and sustaining cash cost per ounce of gold produced were introduced in 2022 and do not have a published comparative.

TSX, NYSE - HBM
2022 No. 6

During the first quarter of 2022, the Manitoba operations produced 43,167 ounces of gold, 22,252 tonnes of zinc, 5,536 tonnes of copper and 278,789 ounces of silver. Copper production increased by approximately 4%, whereas gold, zinc and silver production decreased by 7%, 4% and 13%, respectively, compared to the fourth quarter due to expected grade variability quarter-to-quarter and lower ore milled. As previously mentioned, sales volumes in Manitoba were impacted by limited railcar availability, and the resulting excess copper concentrate and refined zinc inventory buildup is expected to normalize over the next several months with increased access to railcars as weather conditions improve. Full year production of all metals and costs in Manitoba are expected to be within guidance ranges for 2022.

Ore mined at the Manitoba operations during the first quarter of 2022 was lower than the fourth quarter of 2021 due to employee absenteeism caused by COVID-19, unplanned maintenance requirements of the ore handling system that temporarily affected hoisting ability at Lalor and planned lower production at 777 as the mine approaches closure in June 2022.

Lalor production processes to separate gold and base metal ores are fully established to optimally provide feed for both the New Britannia and Stall mills based on the ore metal content. Higher gold content ore is processed at the New Britannia facility and higher base metal content ore is directed towards Stall. A production ramp-up strategy to achieve 5,300 tonnes per day at Lalor by the end of 2022 is underway and includes advancing development for new mining fronts, additions to the mine equipment fleet, transition of workforce from the 777 mine upon closure, and expansion of change house and office facilities. A planned Lalor maintenance period has been advanced to the second quarter of 2022 in order to allow for increased availability during the third quarter after 777 has closed and the additional workforce and equipment have transitioned to Lalor. The 777 equipment relocation strategy will commence in the second quarter of 2022, ahead of expected timeframes to advance the production ramp-up to 5,300 tonnes per day.

The 777 mine is within months of closure and the focus continues to be on safely mining out the remaining reserves by completing the necessary ground rehabilitation to access remnant and pillar stoping blocks. Challenging ground conditions continue to cause delays in the production sequence and result in higher dilution than planned. These challenges are expected to continue until the end of the mine life in June 2022. Pre-closure activities are well underway in mined out areas to decommission stationary equipment of value for redeployment at Lalor. As development requirements wind down, personnel and equipment are being redeployed to Lalor as part of the Lalor ramp-up strategy.

The New Britannia mill averaged approximately 1,400 tonnes per day in the first quarter of 2022, slightly below the targeted 1,500 tonnes per day as a result of completing scheduled rod mill liner maintenance during the quarter. Since completing the mill maintenance, New Britannia has consistently achieved greater than 1,500 tonnes per day in April. With the inclusion of doré, the gold and silver recoveries at the New Britannia mill have also improved significantly with metallurgical recoveries in March higher in relation to previous months. Additional initiatives are planned in the second quarter to further improve recoveries to be in line with metallurgical models.

TSX, NYSE - HBM
2022 No. 6

The combined Snow Lake mills processed less ore in the first quarter compared to the fourth quarter as a result of less ore being mined at Lalor. Stall recoveries were consistent with the metallurgical model for the head grades delivered. The Flin Flon concentrator consumed the available ore feed from the 777 mine in the first quarter of 2022. Recoveries were consistent with the metallurgical model for the head grades delivered.

Combined mine, mill and G&A unit operating costs in the first quarter of 2022 increased by 5% compared to the fourth quarter of 2021. The increase was primarily due to higher propane usage during the colder winter coupled with continued inflationary cost pressures for bulk commodities and fuel, and lower tonnes processed. Full year combined unit costs are expected to remain within 2022 guidance ranges.

Cash cost per ounce of gold produced, net of by-product credits, in the first quarter of 2022 was $416 and in line with the 2022 guidance range for Manitoba.

Supply Chain and Cost Inflation

The company continues to experience higher operating costs as a result of higher input prices for many services and consumables, such as power, fuel and grinding media, due to global supply chain disruptions. Hudbay also continues to face intermittent operational labour and travel disruptions with periodic waves of COVID-19 cases. However, these external challenges are effectively being managed and Hudbay has been able to maintain steady operations during the first quarter while continuing to track in line with 2022 unit operating cost guidance.

Copper World Preliminary Economic Assessment Nearing Completion

The initial technical studies for Copper World have been completed and the results are being incorporated into a Preliminary Economic Assessment ("PEA") contemplating the development of the Copper World deposits in conjunction with an alternative plan for the Rosemont deposit to capitalize on regional synergies. The PEA is expected to incorporate a two-phase mine plan with the first phase reflecting a standalone operation utilizing Hudbay's private land for processing infrastructure and contemplating mining portions of Copper World and Rosemont located on patented mining claims. The first phase is designed as an economically viable standalone plan, requiring only state and local permits and is expected to reflect an approximate 15-year mine life. The second phase of the mine plan is expected to extend the mine life and incorporate an expansion onto federal lands to mine the entire Rosemont and Copper World deposits. The second phase of the mine plan would be subject to the federal NEPA permitting process. Hudbay expects the PEA to demonstrate positive economics for this low-cost, long-life copper project and the company is on track to publish the results in a NI 43-101 Technical Report in the second quarter of 2022.

In April, Hudbay commenced early site works at Copper World with initial grading and clearing activities taking place on the company's private land. The company has also increased the number of drill rigs at site to seven to conduct infill drilling and to support future feasibility studies.

Rosemont / Copper World Litigation Update

In April, two groups of project opponents provided separate notices of their intent to bring citizen suits against Rosemont under the Clean Water Act. In each case, project opponents have alleged that Copper World contains jurisdictional waters of the United States ("WOTUS") and that Rosemont requires a Section 404 Clean Water Act permit to advance the project. The Army Corps of Engineers has never determined that there are WOTUS on the site and Hudbay has independently concluded that none of the dry washes in the area are WOTUS.

TSX, NYSE - HBM
2022 No. 6

In addition to the citizen suits under the Clean Water Act, the same groups subsequently filed motions for a preliminary injunction in the two lawsuits challenging the 404 permit for the Rosemont project. These lawsuits had been stayed following the suspension of the 404 permit in 2019. Hudbay is in the process of relinquishing the suspended 404 Permit and has a filed a motion to dismiss these cases as moot on that basis.

Hudbay continues to await a decision from the U.S. Court of Appeals for the Ninth Circuit relating to the District Court's 2019 ruling to vacate the final record of decision ("FROD") in respect of the Rosemont project. The FROD was issued by the U.S. Forest Service and is based upon a standalone development plan for the Rosemont project, as set forth in Hudbay's 2017 feasibility study.

Mineral Reserve and Resource Growth at Constancia and Snow Lake

Hudbay provided its annual mineral reserve and resource update on March 28, 2022. In Peru, mine planning gains and economic re-evaluations have resulted in additional mineral reserves at Constancia which have largely offset 2021 mining depletion. Current mineral reserve estimates at Constancia total 521 million tonnes at 0.31% copper with over 1.6 million tonnes of contained copper. As a result, Constancia's expected mine life has been extended one year to 2038. The inferred mineral resources have also increased in 2022 due to the inclusion of the Constancia Norte underground mineral resource estimates.

In 2021, a positive scoping study was completed, which resulted in an inferred mineral resource estimate of 6.5 million tonnes at 1.2% copper in two high grade skarn lenses located below the open pit in the Constancia Norte area. The study concluded these two lenses could be mined by underground methods starting in 2029 to supplement the open pit production. The company intends to conduct infill drilling and an internal pre-feasibility study in hopes of converting the underground mineral resources to mineral reserves for inclusion in the mine plan for the Constancia operations.

As a result of exploration success in Manitoba in 2021, additional mineral reserves were identified at Lalor and the 1901 deposit, which are expected to extend the mine life of the Snow Lake operations by one year until 2038, maintaining the 17-year mine life. Resource to reserve conversion has more than offset 2021 mining depletion with a net gain for all metals, including an additional 218,000 ounces of gold contained in reserves after adjusting for 2021 mining depletion.

Inferred mineral resources at Lalor and 1901 increased by 1.1 million tonnes despite delays in underground drill programs caused by COVID-19 related restrictions. This increases the total inferred mineral resources at Lalor and 1901 to 8.1 million tonnes. These inferred mineral resources have the potential to maintain the 5,300 tonnes per day production level in Snow Lake beyond 2028 and further extend the mine life.

Other Exploration Updates

Peru Regional Exploration

Hudbay controls a large, contiguous block of mineral rights with the potential to hold mineable deposits within trucking distance of the Constancia processing facility, including the past producing Caballito property and the highly prospective Maria Reyna and Kusiorcco properties. Exploration agreement discussions with the communities of Uchucarcco and Anahuichi on the Maria Reyna, Kusiorcco and Caballito properties are in progress.

Drilling continues at the Llaguen copper porphyry target in northern Peru with a total of 9,250 metres in 21 holes completed to-date. Assays have been received for eight holes and all holes have intersected mineralization. Based on the positive results from the initial drilling, a second phase of drilling has been initiated aimed at defining an initial inferred mineral resource estimate for Llaguen in the third quarter of 2022.

TSX, NYSE - HBM
2022 No. 6

Snow Lake Regional Exploration

The company has been actively conducting surface and underground winter drilling activities in the Snow Lake area, primarily focused on the copper-gold rich feeder zone at the 1901 deposit, the drilling gap between 1901 and lens 17 at Lalor, and a high-priority geophysical target located immediately north of Lalor. In addition, Hudbay continues to compile results from ongoing infill drilling programs at Lalor and 1901.

Arizona Regional Exploration

In addition to infill drilling to support feasibility studies at Copper World, Hudbay continues to test regional exploration targets. There remain several opportunities to further extend economic mineralization within the private land limits at Copper World and Rosemont, including to the north and south of Bolsa through infill drilling to bridge the gaps.

Flin Flon Tailings Reprocessing Opportunity

Hudbay is exploring the concept to potentially reprocess the Flin Flon tailings in the future. In early January 2022, the company commenced a confirmatory drill program on the tailings facility in Flin Flon to support the evaluation of the tailings reprocessing opportunity. This opportunity could utilize the Flin Flon concentrator, with modifications, after the closure of the 777 mine, creating operating and economic benefits in northern Manitoba and Saskatchewan. It could also provide the opportunity to redesign the closure plans, increase metal production, defer or reduce certain closure costs and reduce the environmental impacts of the tailings facility.

Website Links

Hudbay:

www.hudbay.com

Management's Discussion and Analysis:

http://www.hudbayminerals.com/files/doc_financials/2022/Q1/MDA221.pdf

Financial Statements:

http://www.hudbayminerals.com/files/doc_financials/2022/Q1/FS221.pdf

Conference Call and Webcast

Date:	Tuesday, May 10, 2022

Time:	8:30 a.m. ET

Webcast:	www.hudbay.com

Dial in:	1-416-915-3239 or 1-800-319-4610

TSX, NYSE - HBM
2022 No. 6

Qualified Person and NI 43-101

The technical and scientific information in this news release related to the company's material mineral projects has been approved by Olivier Tavchandjian, P. Geo, Vice President, Exploration and Technical Services. Mr. Tavchandjian is a qualified person pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay's material properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for the company's material properties as filed by Hudbay on SEDAR at www.sedar.com.

Non-IFRS Financial Performance Measures

Adjusted net earnings (loss), adjusted net earnings (loss) per share, adjusted EBITDA, net debt, cash cost, sustaining and all-in sustaining cash cost per pound of copper produced, cash cost and sustaining cash cost per ounce of gold produced and combined unit cost are non-IFRS performance measures. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Management believes adjusted net earnings (loss) and adjusted net earnings (loss) per share provides an alternate measure of the company's performance for the current period and gives insight into its expected performance in future periods. These measures are used internally by the company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the company believes these measures are useful to investors in assessing the company's underlying performance. Hudbay provides adjusted EBITDA to help users analyze the company's results and to provide additional information about its ongoing cash generating potential in order to assess its capacity to service and repay debt, carry out investments and cover working capital needs. Net debt is shown because it is a performance measure used by the company to assess its financial position. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because the company believes they help investors and management assess the performance of its operations, including the margin generated by the operations and the company. Cash cost and sustaining cash cost per ounce of gold produced are shown because the company believes they help investors and management assess the performance of its Manitoba operations. Combined unit cost is shown because Hudbay believes it helps investors and management assess the company's cost structure and margins that are not impacted by variability in by-product commodity prices.

During 2021, there were non-recurring adjustments for Manitoba operations, including severance, past service pension costs, write-downs of certain machinery and equipment, and inventory supplies write-downs as well as non-cash impairment charges related to an updated Flin Flon closure plan and lower long term discount rates in the fourth quarter, none of which management believes are indicative of ongoing operating performance and have therefore been excluded from the calculations of adjusted net earnings (loss) and adjusted EBITDA.

Cash cost and sustaining cash cost per pound of zinc produced was a previously disclosed non-IFRS measure, most recently published in the company's MD&A for the year ended December 31, 2021, dated February 23, 2022. With the planned closure of 777 mine and Flin Flon operations, including the zinc plant, in the second quarter of 2022, the production profile of Manitoba has shifted from zinc to gold and therefore the company has ceased providing this measure on a go forward basis.

The following tables provide detailed reconciliations to the most comparable IFRS measures.

TSX, NYSE - HBM
2022 No. 6

Adjusted Net Earnings (Loss) Reconciliation

	Three Months Ended
(in $ millions)	Mar. 31, 2022	Dec. 31, 2021	Mar. 31, 2021
Profit (loss) for the period	63.8	(10.5)	(60.1)
Tax expense (recovery)	25.0	10.3	(9.5)
Profit (loss) before tax	88.8	(0.2)	(69.6)
Adjusting items:
Mark-to-market adjustments	10.5	13.3	40.8
Peru inventory reversal	(0.5)	-	(0.7)
Variable consideration adjustment - stream revenue and accretion	(5.8)	-	(1.0)
Foreign exchange loss	1.5	1.1	1.7
Environmental obligation adjustments	(79.9)	-	-

Restructuring charges - Manitoba[1]	0.7	3.4	-
Evaluation expenses	7.0	-	-
Impairment - environmental obligation	-	46.2	-
Write-down of unamortized transaction costs	-	-	2.5
Premium paid on redemption of notes	-	-	22.9
Past service pension cost	-	0.7	-
Loss on disposal of plant and equipment - Manitoba	-	2.4	-
Adjusted earnings (loss) before income taxes	22.3	66.9	(3.4)
Tax (expense) recovery	(25.0)	(10.3)	9.5
Tax impact of adjusting items[1]	7.9	(23.9)	(22.2)
Adjusted net earnings (loss)	5.2	32.7	(16.1)
Adjusted net earnings (loss) ($/share)	0.02	0.13	(0.06)
Basic weighted average number of common shares outstanding (millions)	261.7	261.6	261.3

1 Includes severance accrued for unionized employees and write down of materials and supply inventories at the Flin Flon operations.

TSX, NYSE - HBM
2022 No. 6

Adjusted EBITDA Reconciliation

	Three Months Ended
(in $ millions)	Mar. 31, 2022	Dec. 31, 2021	Mar. 31, 2021
(Loss) profit for the period	63.8	(10.5)	(60.1)
Add back: Tax expense (recovery)	25.0	10.3	9.5
Add back: Net finance expense	36.7	38.6	108.5
Add back: Other expenses	2.0	16.1	1.1

Add back: Evaluation expenses	7.0	-	-
Add back: Depreciation and amortization	81.1	89.9	82.7
Add back: Environmental obligation adjustments	(79.9)	-	(4.4)
Less: Amortization of deferred revenue and variable consideration adjustment	(28.2)	(17.3)	(15.7)
	107.5	127.1	103.1
Adjusting items (pre-tax):
Peru inventory reversal	(0.5)	-	(0.7)
Impairment - environmental obligation	-	46.2	-
Past service pension cost	-	0.7	-
Share-based compensation expenses[1]	3.2	6.3	1.8
Adjusted EBITDA	110.2	180.3	104.2

1 Share-based compensation expenses reflected in cost of sales and selling and administrative expenses.

Net Debt Reconciliation

(in $ thousands)
	Mar. 31, 2022	Dec. 31, 2021	Mar. 31, 2021
Total long-term debt	1,181,119	1,180,274	1,180,798
Cash and cash equivalents	213,359	(270,989)	310,564
Net debt	967,760	909,285	870,234

Copper Cash Cost Reconciliation

Consolidated	Three Months Ended
Net pounds of copper produced
(in thousands)	Mar. 31, 2022	Dec. 31, 2021	Mar. 31, 2021
Peru	42,254	50,389	39,302
Manitoba	12,205	11,777	14,828
Net pounds of copper produced	54,459	62,166	54,130

Consolidated	Three Months Ended
	Mar. 31, 2022		Dec. 31, 2021		Mar. 31, 2021
Cash cost per pound of copper produced	$000s	$/lb1	$000s	$/lb1	$000s	$/lb1
Cash cost, before by-product credits	242,058	4.45	232,224	3.73	209,866	3.88
By-product credits	(181,673)	(3.34)	(200,306)	(3.22)	(153,515)	(2.84)
Cash cost, net of by-product credits	60,385	1.11	31,918	0.51	56,351	1.04

1 Per pound of copper produced.

TSX, NYSE - HBM
2022 No. 6

Consolidated	Three Months Ended
	Mar. 31, 2022		Dec. 31, 2021		Mar. 31, 2021
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits[2]:
Zinc	67,129	1.23	74,585	1.20	82,315	1.52
Gold [3]	84,174	1.55	99,728	1.60	45,134	0.83
Silver [3]	18,639	0.34	14,853	0.24	15,135	0.28
Molybdenum & other	11,731	0.22	11,140	0.18	10,931	0.20
Total by-product credits	181,673	3.34	200,306	3.22	153,515	2.84
Reconciliation to IFRS:
Cash cost, net of by-product credits	60,385		31,918		56,351
By-product credits	181,673		200,306		153,515
Treatment and refining charges	(12,083)		(13,721)		(11,936)
Share-based compensation expense	448		744		184
Inventory adjustments	(461)		-		(723)
Past service pension cost	-		737
Change in product inventory	(20,920)		(16,247)		(22,864)
Royalties	3,218		3,594		3,903
Depreciation and amortization[4]	81,091		89,927		82,682
Cost of sales[5]	293,351		297,258		261,112

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements. Variable consideration adjustments are cumulative adjustments to gold and silver stream deferred revenue primarily associated with the net change in mineral reserves and resources or amendments to the mine plan that would change the total expected deliverable ounces under the precious metal streaming arrangement. For the three months ended March 31, 2022 the variable consideration adjustments amounted to income of $3,245. For the three months ended December 31, 2021 - nil. For the three months ended March 31, 2021 - income of $1,617.

4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements.

TSX, NYSE - HBM
2022 No. 6

Peru	Three Months Ended
(in thousands)	Mar. 31, 2022	Dec. 31, 2021	Mar. 31, 2021
Net pounds of copper produced[1]	42,254	50,389	39,302

1 Contained copper in concentrate.

Peru	Three Months Ended
	Mar. 31, 2022		Dec. 31, 2021		Mar. 31, 2021
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	28,402	0.67	27,756	0.55	21,539	0.55
Milling	47,655	1.13	40,121	0.80	43,320	1.10
G&A	16,100	0.38	18,351	0.36	14,420	0.37
Onsite costs	92,157	2.18	86,228	1.71	79,279	2.02
Treatment & refining	7,585	0.18	8,636	0.17	6,614	0.17
Freight & other	9,477	0.22	11,609	0.23	8,688	0.22
Cash cost, before by-product credits	109,219	2.58	106,473	2.11	94,581	2.41
By-product credits	(43,997)	(1.04)	(41,900)	(0.83)	(22,864)	(0.58)
Cash cost, net of by-product credits	65,222	1.54	64,573	1.28	71,717	1.82

Peru	Three Months Ended
	Mar. 31, 2022		Dec. 31, 2021		Mar. 31, 2021
Supplementary cash cost information	$000s	$/lb1	$000s	$/lb1	$000s	$/lb1
By-product credits[2]:
Gold[3]	21,712	0.51	24,325	0.49	4,155	0.11
Silver[3]	12,991	0.31	7,793	0.15	9,337	0.24
Molybdenum	9,294	0.22	9,782	0.19	9,372	0.24
Total by-product credits	43,997	1.04	41,900	0.83	22,864	0.58
Reconciliation to IFRS:
Cash cost, net of by-product credits	65,222		64,573		71,717
By-product credits	43,997		41,900		22,864
Treatment and refining charges	(7,585)		(8,636)		(6,614)
Inventory adjustments	(461)		-		(723)
Share-based compensation expenses	98		145		19
Change in product inventory	(4,772)		(4,507)		(10,575)
Royalties	854		762		1,165
Depreciation and amortization[4]	48,362		54,078		40,435
Cost of sales[5]	145,715		148,315		118,288

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements.

TSX, NYSE - HBM
2022 No. 6

Manitoba	Three Months Ended
(in thousands)	Mar. 31, 2022	Dec. 31, 2021	Mar. 31, 2021
Net pounds of copper produced[1]	12,205	11,777	14,828

1 Contained copper in concentrate.

Manitoba	Three Months Ended
	Mar. 31, 2022		Dec. 31, 2021		Mar. 31, 2021
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	59,433	4.87	58,891	5.01	54,420	3.67
Milling	21,509	1.76	22,193	1.88	12,662	0.85
Refining (Zinc)	18,376	1.51	19,008	1.61	19,607	1.32
G&A	22,893	1.88	13,746	1.17	15,787	1.06
Onsite costs	122,211	10.01	113,838	9.67	102,476	6.91
Treatment & refining	4,498	0.37	5,085	0.43	5,322	0.36
Freight & other	6,130	0.50	6,828	0.58	7,487	0.50
Cash cost, before by-product credits	132,839	10.88	125,751	10.68	115,285	7.77
By-product credits	(137,676)	(11.28)	(158,406)	(13.45)	(130,651)	(8.81)
Cash cost, net of by-product credits	(4,837)	(0.40)	(32,655)	(2.77)	(15,366)	(1.04)

Manitoba	Three Months Ended
	Mar. 31, 2022		Dec. 31, 2021		Mar. 31, 2021
Supplementary cash cost information	$000s	$/lb	$000s	$/lb	$000s	$/lb
By-product credits[2]:
Zinc	67,129	5.50	74,585	6.33	77,593	6.15
Gold[3]	62,462	5.12	75,403	6.40	55,616	4.41
Silver[3]	5,648	0.46	7,060	0.60	7,040	0.56
Other	2,437	0.20	1,358	0.12	1,595	0.13
Total by-product credits	137,676	11.28	158,406	13.45	141,844	11.24
Reconciliation to IFRS:
Cash cost, net of by-product credits	(4,837)		(32,655)		(15,366)
By-product credits	137,676		158,406		130,651
Treatment and refining charges	(4,498)		(5,085)		(5,322)
Past service pension cost	-		737		-
Share-based compensation expenses	350		599		165
Change in product inventory	(16,148)		(11,740)		(12,289)
Royalties	2,364		2,832		2,738
Depreciation and amortization[4]	32,729		35,849		42,247
Cost of sales[5]	147,636		148,943		142,824

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements.

TSX, NYSE - HBM
2022 No. 6

Sustaining and All-in Sustaining Cash Cost Reconciliation

Consolidated	Three Months Ended
	Mar. 31, 2022		Dec. 31, 2021		Mar. 31, 2021
All-in sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	60,385	1.11	31,918	0.51	56,351	1.04
Cash sustaining capital expenditures	60,963	1.12	77,539	1.25	56,456	1.04
Capitalized exploration	-	-	8,000	0.13	-	-
Royalties	3,218	0.06	3,594	0.06	3,903	0.07
Sustaining cash cost, net of by-product credits	124,566	2.29	121,051	1.95	116,170	2.16
Corporate selling and administrative expenses & regional costs	13,060	0.24	14,729	0.24	10,765	0.20
Accretion and amortization of decommissioning and community agreements[1]	721	0.01	894	0.01	579	0.01
All-in sustaining cash cost, net of by-product credits	138,347	2.54	136,674	2.20	128,054	2.37
Reconciliation to property, plant and equipment additions:
Property, plant and equipment additions	39,399		91,432		82,378
Capitalized stripping net additions	24,146		19,201		18,625
Total accrued capital additions	63,545		110,633		101,003
Less other non-sustaining capital costs[2]	12,832		43,176		67,159
Total sustaining capital costs	50,713		67,457		33,844
Right of use leased assets	(7,772)		(6,714)		(1,321)
Capitalized lease cash payments - operating sites	9,259		9,099		9,188
Community agreement cash payments	3,772		1,266		235
Accretion and amortization of decommissioning and restoration obligations	4,991		6,431		14,510
Cash sustaining capital expenditures	60,963		77.539		56,456

1 Includes accretion of decommissioning relating to non-productive sites, and accretion and amortization of current community agreements.

2 Other non-sustaining capital costs include Arizona capitalized costs, capitalized interest, capitalized exploration, growth capital expenditures.

TSX, NYSE - HBM
2022 No. 6

Peru	Three Months Ended
	Mar. 31, 2022		Dec. 31, 2021		Mar. 31, 2021
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	65,222	1.54	64,573	1.28	71,717	1.82
Cash sustaining capital expenditures	30,039	0.71	50,423	1.00	19,802	0.50
Capitalized exploration[1]	-	0.00	8,000	0.16	-	0.00
Royalties	854	0.02	762	0.02	1,165	0.03
Sustaining cash cost per pound of copper produced	96,115	2.27	123,758	2.46	92,684	2.36

1 Only includes exploration costs incurred for locations near to existing mine operations.

Manitoba	Three Months Ended
	Mar. 31, 2022		Dec. 31, 2021		Mar. 31, 2021
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	(4,837)	(0.40)	(32,655)	(2.77)	(15,366)	(1.04)
Cash sustaining capital expenditures	30,924	2.53	27,116	2.30	36,654	2.47
Royalties	2,364	0.19	2,832	0.24	2,738	0.18
Sustaining cash cost per pound of copper produced	28,451	2.33	(2,707)	(0.23)	24,026	1.62

Manitoba Gold Cash Cost and Sustaining Cash Cost Reconciliation

Manitoba	Three Months Ended
Mar. 31, 2022
Net ounces of gold produced	43,167

Manitoba	Three Months Ended
	Mar. 31, 2022
Cash cost per ounce of gold produced	$000s	$/oz
Cash cost, net of by-product credits	132,839	3,077
By-product credits	(114,874)	(2,661)
Gold cash cost, net of by-product credits	17,965	416

TSX, NYSE - HBM
2022 No. 6

Manitoba	Three Months Ended
	Mar. 31, 2021
Supplementary cash cost information	$000s	$/oz1
By-product credits[2]:
Copper	39,660	919
Zinc	67,129	1,555
Silver[3]	5,648	131
Other	2,437	56
Total by-product credits	114,874	2,661
Reconciliation to IFRS:
Cash cost, net of by-product credits	17,965
Treatment and refining charges	114,874
Share-based compensation expenses	(4,498)
Change in product inventory	350
Royalties	(16,148)
Depreciation and amortization[4]	2,364
Cost of sales[5]	32,729

1 Per ounce of gold produced.

2 By-product credits are computed as revenue per financial statements, amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table in the Q1 2022 Management Discussion and Analysis posted on hudbayminerals.com

3 Silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements.

Manitoba	Three Months Ended
	Mar. 31, 2022
Sustaining cash cost per ounce of gold produced	$000s	$/oz
Gold cash cost, net of by-product credits	17,965	416
Cash sustaining capital expenditures	30,924	716
Royalties	2,364	55
Gold sustaining cash cost, net of by-product credits	51,253	1,187

TSX, NYSE - HBM
2022 No. 6

Combined Unit Cost Reconciliation

Peru	Three Months Ended
(in thousands except ore tonnes milled and unit cost per tonne)
Combined unit cost per tonne processed	Mar. 31, 2022	Dec. 31, 2021	Mar. 31, 2021
Mining	28,402	27,756	21,539
Milling	47,655	40,121	43,320
G&A [1]	16,100	18,351	14,420
Other G&A2	(571)	(1,937)	19
	91,586	84.291	79,298
Less: Covid related costs	2,321	4,041	4,601
Unit Cost	91,586	80,250	79,298
Tonnes ore milled	7,214	8,049	6,363
Combined unit cost per tonne	12.37	9.96	11.74
Reconciliation to IFRS:
Unit cost	89,265	80,250	74,697
Freight & other	9,477	11,609	8,688
Covid related costs	2,321	4,041	4,601
Other G&A	571	1,937	(19)
Share-based compensation expenses	98	145	19
Inventory adjustments	(461)	-	(723)
Change in product inventory	(4,772)	(4,507)	(10,575)
Royalties	854	762	1,165
Depreciation and amortization	48,362	54,078	40,435
Cost of sales[3]	145,715	148,315	118,288

1 G&A as per cash cost reconciliation above.

2 Other G&A primarily includes profit sharing costs.

3 As per IFRS financial statements.

TSX, NYSE - HBM
2022 No. 6

Manitoba	Three Months Ended
(in thousands except tonnes ore milled and unit cost per tonne)
Combined unit cost per tonne processed	Mar. 31, 2022	Dec. 31, 2021	Mar. 31, 2021
Mining	59,433	58,891	54,420
Milling	21,509	22,193	12,662
G&A [1]	22,893	13,746	15,787
Less: G&A allocated to zinc metal production	(13,407)	(3,762)	(3,818)
Unit cost	90,428	91,068	76,872
USD/CAD implicit exchange rate	1.27	1.26	1.27
Unit cost - C$	114,504	114,751	97,341
Tonnes ore milled	651,333	682,292	644,730
Combined unit cost per tonne - C$	176	168	151
Reconciliation to IFRS:
Unit cost	90,428	91,068	76,872
Freight & other	6,130	6,828	7,487
Refined (zinc)	18,376	19,008	19,607
G&A allocated to zinc metal production	13,407	3,762	3,818
Share-based compensation expenses	350	599	165
Past service pension cost	-	737	-
Change in product inventory	(16,148)	(11,740)	(12,289)
Royalties	2,364	2,832	2,738
Depreciation and amortization	32,729	35,849	42,247
Cost of sales[2]	147,636	148,943	142,824

1 G&A as per cash cost reconciliation above.

2 As per IFRS financial statements.

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance, expectations regarding the impact of COVID-19 and inflationary pressures on the cost of operations, financial condition and prospects, expectations regarding our cash balance and liquidity for the remainder of the year, expectations regarding future railcar availability and selling down excess inventory, expectations regarding the preliminary economic assessment of the Copper World project, including the timeline for completion, positive results and a potential alternative development plan for Rosemont, expectations regarding the litigation that has been commenced against Copper World and ongoing litigation in respect of Rosemont, expectations regarding the permitting requirements for Copper World, expectations regarding the Snow Lake gold strategy, including  anticipated timelines for achieving target throughput and recoveries at the New Britannia mill, increasing the mining rate at Lalor to 5,300 tonnes per day and implementing the Stall mill recovery improvement program, expectations regarding the  Flin Flon closure process and the transition of personnel and equipment to Snow Lake, expectations regarding the potential to reprocess Flin Flon tailings in the future and the possible benefits of such a project, the potential and Hudbay's anticipated plans for advancing the mining of its properties surrounding Constancia and elsewhere in Peru, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of the company's financial performance to metals prices, events that may affect its operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

TSX, NYSE - HBM
2022 No. 6

The material factors or assumptions that Hudbay has identified and applied in drawing conclusions or making forecasts or projections are set out in the forward-looking information include, but are not limited to:

  Hudbay's ability to continue to operate safely and at full capacity despite COVID-19 related challenges;
  the availability, global supply and effectiveness of COVID-19 vaccines, the effective distribution of such vaccines in the countries in which the company operates, the lessening of restrictions related to COVID-19, and the anticipated rate and timing for each of the foregoing;
  the ability to achieve production and cost guidance;
  no significant interruptions to operations due to COVID-19 or social or political unrest in the regions Hudbay operates;
  a positive preliminary economic assessment in respect of Copper World;
  the successful outcome of the Copper World and Rosemont litigation proceedings;
  the ability to ramp-up the New Britannia mill to target throughput and recoveries and achieve the anticipated production;
  the economic prospects of reprocessing Flin Flon tailings;
  the success of mining, processing, exploration and development activities;
  the scheduled maintenance and availability of Hudbay's processing facilities;
  the accuracy of geological, mining and metallurgical estimates;
  anticipated metals prices and the costs of production;
  the supply and demand for metals the company produces;
  the supply and availability of all forms of energy and fuels at reasonable prices;
  no significant unanticipated operational or technical difficulties;
  the execution of business and growth strategies, including the success of the company's strategic investments and initiatives;
  the availability of additional financing, if needed;
  the ability to complete project targets on time and on budget and other events that may affect Hudbay's ability to develop its projects;
  the timing and receipt of various regulatory and governmental approvals;
  the availability of personnel for exploration, development and operational projects and ongoing employee relations;
  maintaining good relations with the labour unions that represent certain of Hudbay's employees in Manitoba and Peru;
  maintaining good relations with the communities in which Hudbay operates, including the neighbouring Indigenous communities and local governments;
  no significant unanticipated challenges with stakeholders at various projects;
  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

TSX, NYSE - HBM
2022 No. 6
  no contests over title to the company's properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of Hudbay's unpatented mining claims;
  the timing and possible outcome of pending litigation and no significant unanticipated litigation;
  certain tax matters, including, but not limited to current tax laws and regulations, changes in taxation policies and the refund of certain value added taxes from the Canadian and Peruvian governments; and
  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks associated with COVID-19 and its effect on our operations, financial condition, projects and prospects, uncertainties related to the closure of the 777 mine and the Flin Flon operations, the direct and indirect impacts of the change in government in Peru, future uncertainty with respect to the Peruvian mining tax regime and social unrest in Peru, risks generally associated with the mining industry and the current geopolitical environment, including future commodity prices, currency and interest rate fluctuations, energy and consumable prices, supply chain constraints and general cost escalation in the current inflationary environment, uncertainties related to the development and operation of our projects, risks related to the preliminary economic assessment of Copper World, including its effect on the current Rosemont mineral reserves and the potential for it to trigger an indicator of impairment or impairment reversal with respect to Rosemont, risks related to the ongoing Copper World and Rosemont litigation processes and other legal challenges that could affect the permitting timeline for Copper World or Rosemont, risks related to the new Lalor mine plan, including the continuing ramp-up of the New Britannia mill and the ability to convert inferred mineral resource estimates to higher confidence categories, risks related to the technical and economic prospects of reprocessing Flin Flon tailings, the potential that additional financial assurance will be required to support the updated Flin Flon closure plan, dependence on key personnel and employee and union relations, risks related to political or social instability, unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading the Company's tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of our reserves, volatile financial markets and interest rates that may affect our ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading "Financial Risk Management" in Hudbay's Management's Discussion and Analysis for the period ended March 31, 2022 and "Risk Factors" in Hudbay's most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

TSX, NYSE - HBM
2022 No. 6

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a diversified mining company primarily producing copper concentrate (containing copper, gold and silver), zinc metal and silver/gold doré. Directly and through its subsidiaries, Hudbay owns three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and copper projects in Arizona and Nevada (United States). The company's growth strategy is focused on the exploration, development, operation and optimization of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay's mission is to create sustainable value through the acquisition, development and operation of high-quality, long-life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which the company operates benefit from its presence. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Further information about Hudbay can be found on www.hudbay.com.

For further information, please contact:

Candace Brûlé

Vice President, Investor Relations

(416) 814-4387

candace.brule@hudbay.com

_________________________________________
1 Adjusted net earnings and adjusted net earnings per share; adjusted EBITDA; cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits; cash cost and sustaining cash cost per ounce of gold produced, net of by-product credits; and net debt are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.